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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                         Commission File Number    33-28622-A
                                                                 ---------------
(Check one)

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

         For period ended December 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the transition period ended
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant           MSU CORPORATION
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         Former name if applicable
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         Address of principal executive office (Street and Number)
Elder House, 526-528 Elder Gate
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         City, State and Zip Code   Central Milton Keynes, MK91LR, England
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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached , if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 The Company's former principal financial officer resigned, effective January 1, 1997. The retention of a vice president (who was not previously employed by the Company), to serve as the new principal financial and accounting officer, hindered the Company's ability to finalize the Company's earnings statement for the second quarter and to prepare the Quarterly Report on Form 10-Q.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          R. H. Phillips                                      011441908232100
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              (Name)                            (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes  [ ] No





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         (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?               [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See Attachment hereto

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                               MSU CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 1997           By R.H. PHILLIPS
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                                     R.H. Phillips, Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              A T T E N T I O N

      Intentional misstatements or omissions of fact constitute Federal
               Criminal Violations (See 18 U.S.C. 1001).






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                           Attachment to Form 12b-25

         Anticipated significant changes in results of operations from the corresponding period for the last fiscal year are as follows:

Revenues for the three and six months ended December 31, 1996 increased over the same periods of 1995 by $871,468 and $923,079 or approximately 6,980% and 1,055%, primarily due to chip sales, development fees and royalty fees paid (in connection with the sale of customized Internet Access Devices) during the quarter ended December 31, 1996.

Costs of revenues for the three and six months ended December 31, 1996 increased over the same periods of 1995 by $573,111 and $533,240. As a percentage of revenues, cost of revenues were approximately 66% and 100% in the three months ended December 31, 1996 and 1995 and approximately 58% and 62% in the six months ended December 31, 1996 and 1995. The cost of revenue fluctuations are due to variations in gross margins as between chip sales, support services and development services.

Research and development expenses generally consist of expenditures related to the Company's independent development of its chips and prototype products, such as the ISP Chip, the Envoy Chip, the Consumer PC and the prototype Internet Access Device and specific research and development performed pursuant to development arrangements with third parties. For the three and six months ended December 31, 1996, research and development expenses increased over the same periods of 1995 by $138,565 and $161,285. As a percentage of revenues, research and development expenses were approximately 48% and 2,350% in the three months ended December 31, 1996 and 1995 and approximately 75% and 689% in the six months ended December 31, 1996 and 1995. The fluctuations from period to period reflect the varying demands for research and development which are dictated by technological changes and the need for the Company's products to remain competitive and commercially viable, and the requirements of the Company's customers.

Selling, general and administrative and other expenses for the three and six months ended December 31, 1996 increased over the same periods of 1995 by $243,500 and $256,019, primarily due to increased costs associated with sales, marketing and promotion, including related travel, and professional costs incurred in the preparation of delinquent Exchange Act periodic reports. Selling, general and administrative and other expenses principally consist of advertising and promotional costs, which are charged to operations as incurred; telephone, rent and occupancy costs; professional fees; interest; and depreciation.